Mail Stop 4561

July 2, 2008

By U.S. Mail and Facsimile (202)347-2172

John W. Bordelon
President and Chief Executive Officer
Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, LA 70508

**Re: Home Bancorp, Inc.
         Registration Statement on Form S-1
         Filed June 6, 2008
         File No. 333-151492**

Dear Mr. Bordelon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all exhibits with your next amendment; they are subject to staff review.

2.   We note that your Employee Stock Ownership plan intends to purchase shares in the offering and then distribute them to employees as compensation; please include the Plan as a Co-Issuer to your registration statement.

Risk Factors
General

3.   We note that several of your risk factors contemplate hypothetical risks as opposed to known material risks. For example, the second risk factor claims that your allowance for loan losses may not be adequate but it is not clear whether this is a known risk or merely the nature of an allowance. Revise the noted risk factor, and all other risk factors to clarify the likelihood of the noted risk occurring and discuss any specific concerns that caused management to decide that the noted risk was a material risk factor. For example, in the second risk factor on page 15, discuss any actual losses due to Hurricanes during the past few years.

4.   Some of your risk factors contain language like: "no assurance can be given" and "we can not guarantee." The risk factors must discuss the nature of the specific risk, not your ability to provide assurance. Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

Market Area and Competition, page 51

5.   When providing statistical information, please disclose your source for such information.

Transactions with Related Persons, page 89

6.   Please provide the representations contemplated by Instruction 4(c) of Item 404(a) of Regulation S-K.

Proposed Management Purchases, page 90

7.   Please disclose by footnote to the table how each director qualifies to exceed the individual purchase limitation.

Subscription Offering and Subscription Rights, page 96

8.   Please disclose the treatment of joint account holders as to eligibility to purchase shares. In particular, please explain whether joint account holders will be able to purchase independently or whether they will they be treated as one eligible account holder for the purpose of purchase limitations.

Tax Aspects, page 105

9.   Revise the heading so that it is more descriptive of the information contained in this section. For example, consider using the heading "Material Federal Income Tax Consequences of the Conversion."

Exhibit 8.1; Tax Opinion of Hunton & Williams

10.   You can limit reliance on your opinion with regard to purpose, but not person. Please revise the last paragraph.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

John W. Bordelon
Home Bancorp, Inc.
July 2, 2008
Page 4

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor

cc: Raymond Tiernan
       Hugh Wilkinson
       Elias, Matz, Tiernan & Herrick LLP
       734 15th Street, N.W.
       12th Floor
       Washington, DC 20005